EXHIBIT 99.2

Bezeq the Israel Telecommunication Corp. Limited

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Distribution not in compliance with earnings test

Tel Aviv, Israel - December 19, 2010 - Bezeq The Israel Telecommunication Corp., Limited (TASE: BEZQ), announced that the Board of Directors of the Company is reviewing the possibility of a capital distribution not in compliance with the “earnings test” at the approval of the Courts in accordance with section 303 of the Companies Law, 5759-1999 (“capital reduction”), in the scope of NIS 3 billion. The Board of Directors is reviewing the timing of the distribution and its implementation – through a cash distribution and/or a share repurchase program.  The Board of Directors intends to continue reviewing this matter during the coming weeks.